Milestone Scientific Inc.

220 South Orange Avenue

Livingston, NJ 07039

May 13, 2019

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:     Milestone Scientific Inc.

Registration Statement on Form S-3

File No. 333-231178

Ladies and Gentlemen:

In connection with the above referenced Registration Statement on Form S-3 of Milestone Scientific Inc., the undersigned, a duly elected officer, hereby requests that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on May 16, 2019, or as soon thereafter as practicable.

Very truly yours,

Milestone Scientific Inc.

By:	/s/ Joseph D’Agostino
Name: Joseph D’Agostino
Title: Chief Financial Officer